January 15, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Stephen G. Krikorian
Tamara Tangen

Re:	RPX Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 26, 2012
Form 10-Q for Fiscal Quarters Ended June 30, 2012 and September 30, 2012
Filed August 14, 2012 and November 2, 2012
File No. 001-35146
Ladies and Gentlemen:
On behalf of RPX Corporation (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 10, 2013, relating to the Company’s quarterly reports on Form 10-Q (File No. 001-35146) filed with the Commission on August 14, 2012 and November 2, 2012.
In this letter, we have recited the Staff’s comment in italicized, bold type and have followed the comment with the Company’s response.
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Notes to Condensed Consolidated Financial Statements
Note 8. Business Combinations, page 16
1.We acknowledge your response to prior comment 3. Since the transaction is not significant, we will not have further comments on the issues raised by that comment. However, if similar transactions occur in the future, we advise that you consider consulting with us if you reach a similar conclusion. Please confirm your understanding of this comment in your response.
In response to the Staff’s comment, the Company confirms that it will consider consulting the Staff if it reaches a similar conclusion in a similar transaction in the future.

Sincerely,

/s/ ADAM C. SPIEGEL
Adam C. Spiegel
Chief Financial Officer and Senior Vice President, Finance